

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Lucas Haldeman
Chief Executive Officer
SmartRent, Inc.
8665 E. Hartford Drive
Suite 200
Scottsdale, Arizona 85255

>   **Re: SmartRent, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 8, 2023**
>   **File No. 001-39991**

Dear Lucas Haldeman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Revenue Recognition, page 61

1. We note that during the year ended December 31, 2022, the Company began shipping Hub Devices with features that function independently from its proprietary software subscription ("distinct Hub Devices") that are recognized as a separate performance obligation in hardware revenue. We further note that when distinct Hub Devices are included in a contract, the hosted services performance obligation is comprised of only the Company's proprietary software. Please help us better understand why when the distinct Hub Devices are included in a contract, they are recognized as a separate performance obligation from the hosted services performance obligation. We refer you to ASC 606-10-25-19 through 22.

Management's Report on Internal Controls Over Financial Reporting, page 85

2. In your "Evaluation of Disclosure Controls and Procedures" section, you disclose that under the supervision and with the participation of your management, including your Chief Executive Officer and Chief Financial Officer, you conducted an evaluation of the effectiveness of your internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please clarify whether you performed an assessment of the effectiveness of your internal control over financial reporting as December 31, 2022.

3. We note your disclosure that this report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies or emerging growth companies. Since this is your second 10-K these transition rules no longer apply. Please amend your filing to include management's assessment of internal control and revise your Exhibit 31 certifications, accordingly. Identify in your report which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology